DSM Press Release

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Fax (31) 45 5740680
Internet: www.dsm.com
[redacted]ns@dsm.com

DSM

Heerlen (NL), 5 December 2007

DSM invests EUR 20 million in new factory in China for waterborne resins

Royal DSM N.V. announces the start of the construction of a new factory for the production of waterborne acrylic resins in China. With this investment, around EUR 20 million, DSM takes another step in its ambition to realize USD 1.5 billion in sales in China in 2010, while at the same time introducing products to the country that contribute to a reduction in harmful emissions.

Waterborne acrylic resins can be used in water-based coatings which do not require volatile organic compounds (VOCs). These VOCs have negative effects on the environment. Waterborne resins are applied as a raw material in a wide range of products, varying from decorative paints to adhesives.

The new factory will be built in the province of Guangdong on the existing site of DSM Syntech. The factory will be completed in the second quarter of 2008. It will be the first factory in China for the production of waterborne resins for **DSM NeoResins⁺**. DSM NeoResins⁺ is the leading global player in specialty resins, focusing on high performance products.

"With this investment we will be able to offer our waterborne acrylic resins worldwide, which is a major step forward. Furthermore this investment is perfectly in line with the acceleration of DSM's Vision 2010 *strategy and our ambitious growth targets in the emerging economies. This investment also matches with our targets to further reduce the ecological footprint of our operations,"* comments Nico Gerardu, member of DSM's Managing Board and responsible for the Performance Materials cluster.

China currently represents a small, but very promising market for specialty waterborne resins. DSM has good expectations for these resins for the industrial wood & metal coatings as well as for the adhesives and graphic arts markets. This expansion for waterborne resins is one of the first expansions at the DSM NeoResins⁺ site in China.

The ground breaking ceremony was held on 22 November, in the presence of Mr. Lie Hai Jian, Vice Mayor of Shunde, who commented: *"We are happy that DSM chose the Shunde district for this new factory on the DSM Syntech site. We will be able to improve the resins product quality in China by producing an environmentally friendly product with a high performance. DSM is also introducing new waste treatment systems for the whole site, which will result in a reduction of the CO_2 footprint."*

About DSM NeoResins⁺
DSM NeoResins⁺ is the leading, global supplier of innovative specialty resins that is focused on fulfilling the needs of the coatings and graphic arts industries. DSM NeoResins⁺ has 1,200 employees and operates seven manufacturing sites: in Frankfort and Wilmington (US), Shunde (China), Hoek van Holland and Waalwijk (Netherlands), Meppen (Germany) and Parets (Spain). Being focused on customer needs, it has five Application and Research & Technology Centers:

in Wilmington (US), Shanghai and Shunde (China), Parets (Spain), Waalwijk and Zwolle (Netherlands), all supported by three Customer Service Centers: in Wilmington (US), Shunde (China) and Waalwijk (Netherlands). DSM NeoResins+ is headquartered in Waalwijk (Netherlands).

About DSM
DSM creates innovative products and services in life sciences and materials sciences, contributing to the quality of life. DSM's products and services are used globally in a wide range of markets and applications, supporting a healthier, more sustainable and enjoyable way of living. End markets include human and animal nutrition and health, personal care, pharmaceuticals, automotive, coatings and paint, electrics & electronics, life protection and housing. The company strategy, *Vision 2010 – Building on Strengths*, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. The key drivers of this strategy are market-driven growth and innovation, an increased presence in emerging economies and operational excellence. DSM has annual sales of almost EUR 9 billion and employs some 22,000 people worldwide. The company is headquartered in the Netherlands, with locations in Europe, Asia, the Americas, Africa and Australia. More information on DSM can be found at www.dsm.com.

For more information:

DSM Corporate Communications
Nelleke Barning
tel. +31 (0) 45 5782017
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations

tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

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Forward-looking statements
This press release contains forward-looking statements. These statements are based on current expectations, estimates and projections of DSM and information currently available to the company. The statements involve certain risks and uncertainties that are difficult to predict and therefore DSM does not guarantee that its expectations will be realized. Furthermore, DSM has no obligation to update the statements contained in this press release.